  Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Mission Advancement Corp. (the “Company”) on Form S-1 MEF pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated January 21, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Mission Advancement Corp. as of December 31, 2020 and for the period from December 22, 2020 (inception) through December 31, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-252918), of Mission Advancement Corp.

/s/ Marcum llp

Marcum llp

New York, NY

March 2, 2021